                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, Dc 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:
Press release dated July 1, 2004, "Le Mans Chooses ALSTOM's Citadis for Its New
Tramway"

Press  release  dated  July 7,  2004,  "Orders & Sales for the First  Quarter of
Fiscal Year 2005 (1st April -30th June 2004)"

Press release dated July 7, 2004, "Green Light From the European Commission"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: July 9, 2004                         By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name:  Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                   1st July 2004

                        LE MANS CHOOSES ALSTOM'S CITADIS
                               FOR ITS NEW TRAMWAY

Le Mans Metropole, which groups the municipalities in the metropolitan area of the French city Le Mans, has chosen ALSTOM's CITADIS trams for its new tramway.
ALSTOM will supply 23 trams worth about €55 million. Signature of the contract for the order is expected before the end of September 2004.

ALSTOM will build the CITADIS trams, which are based on service-proven, standardised and modular components, to the specific requirements of Le Mans.
The 30-meter vehicles will offer rapid, comfortable and safe transport, and their full low floor offers easy access to all passengers, including those with impaired mobility. Delivery is expected to begin at the end of 2006 and be complete in mid 2007.

The CITADIS family of trams offers flexible, modular solutions for rapidly growing cities. The CITADIS design concept combines standardisation of components with customisation of interior and exterior design in order to meet the individual requirements of each city in terms of aesthetics, comfort and accessibility. 18 cities around the world have chosen CITADIS trams, and ALSTOM has sold or won orders for more than 600 CITADIS. The 281 CITADIS trams in commercial service have carried 400 million passengers over 30 million kilometres.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tel. +33 1 47 55 25 87)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tel. +33 1 47 55 25 33)
                      investor.relations@chq.alstom.com

PRESS INFORMATION

                                                                     7 July 2004

            ORDERS & SALES FOR THE FIRST QUARTER OF FISCAL YEAR 2005
                          (1ST APRIL - 30TH JUNE 2004)

o  Confirmed  rebound of orders  during the first  quarter of fiscal  year 2005,
   +41% as compared to the same period of last year, on a comparable basis

o  Sales  down  6% as  compared  to  first  quarter  of  fiscal  year  2004 on a comparable basis, due to low orders in the first part of last year

 ------------------------------------------------------------------------------
|TOTAL GROUP                        FY 2004                  FY 2005           |
|COMPARABLE FIGURES   ------------------------------------   ------------------|
|(IN € MILLION)          Q1       Q2        Q3       Q4         Q1     Q1/Q1   |
|                     ====================================   ==================|
|ORDERS RECEIVED       2 796    2 678     3 998    4 439      3 941     41%    |
|                     ------------------------------------   ------------------|
|------------------------------------------------------------------------------|
|SALES                 3 541    3 697     3 263    3 798      3 312     (6%)   |
|                     ------------------------------------   ------------------|
 ------------------------------------------------------------------------------

Commenting  on  ALSTOM's  orders and sales,  Patrick  Kron,  Chairman  and Chief
Executive Officer, said:

 "The orders of the first quarter of fiscal year 2005 confirm the positive trend we reported in the second  semester of last fiscal year. We see this  commercial performance  encouraging.  This  provides  us good  confidence  to  achieve  our turnaround."

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                           Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

Orders and sales, as reported, were negatively impacted during the first quarter of fiscal year 2005 by currency translation effects (impact of approximately 5%
on orders and 1% on sales), particularly the Euro versus the US dollar, and by the disposals of our Industrial Turbines and Transmission & Distribution
activities. The comparable figures (see appendix 2) adjust the reported figures for these effects.

The reported figures by Sector are presented in appendix 1 and a geographic breakdown of reported orders and sales is given in appendix 3. We comment below on the comparable figures.

ORDERS RECEIVED: €3.9 BILLION

Markets remain contrasted: the market in power generation new equipment shows a positive trend in boilers, hydro and environmental control while remaining low in gas and steam. By contrast, the power service market continues to grow steadily. The transport market remains sound.

Orders received for the first quarter of fiscal year 2005 showed a marked improvement versus the same period of last year, with high performance in Power
Environment, Power Service and Transport.

The orders registered in the first quarter 2005 were much higher than in the first part of last year, and significantly above the average level registered last year.

The total backlog, at around €25.9 billion, was equivalent to 22 months of sales.

SALES: €3.3 BILLION

Sales for the first quarter of fiscal year 2005 were down 6% compared with the same period of the previous year. This reflected a decline in Power
Turbo-Systems, Power Environment and Marine sales as a result of low order intake in the beginning of last fiscal year, partly offset by higher sales in
Transport and Power Service.

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                           Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

SECTOR REVIEWS

POWER TURBO-SYSTEMS

Order intake at €306 million for the first quarter of fiscal year 2005 was weak, after a very strong previous quarter.

The main  order  received  in the first  quarter  of fiscal  year 2005 was for a turnkey  combined cycle power plant including two gas turbines GT13E2 to Gautami
Power Ltd in India.

The level of sales at €470 million  reflected the declining order volumes of the first half of fiscal year 2004. Power  Turbo-Systems  has not yet benefited from the improvement of the second half of last year's orders.

POWER ENVIRONMENT

The level of order intake in the first quarter of fiscal year 2005  amounting to
€935 million, was well above the corresponding period of last year, in line with the  improvement of the second  semester of fiscal year 2004. This reflected the continuing  sound market in  environmental  control and in hydro.  By geography, high growth was registered in China and North America.

Main orders received  included  environmental  control systems for EDF in France and  Bechtel in the US, a turnkey  coal plant for  Rothensee  in Germany and two hydro contracts in China.

Sales at €465 million were down the same period of last year, reflecting the low level of orders in the first half of fiscal year 2004.

POWER SERVICE

Order intake in the first quarter of fiscal year 2005, at €930 million,  was 25%
above the same period last year and was outgrowing  last year trend,  confirming the continued  development of this activity. A significant increase was recorded in Middle-East.

Sales at €754  million,  increased  by 11%  compared  to the same period of last year, in line with continuous order growth.

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                           Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

TRANSPORT

Orders at €1,559  million in the first quarter of fiscal year 2005 remained at a particularly  high level,  confirming  our good  position  in an active  market, especially in Europe.

The main orders received  included the booking of locomotives for SNCF in France and a  maintenance  contract  in  Australia.  Transport  also  finalised a major maintenance  contract  for  Bucharest  metro and  confirmed  its  success on the tramway  market with the  registration  of two  contracts for Nice in France and
Tenerife Island in Spain.

In the first quarter of fiscal year 2005,  sales were at €1,264 million,  up 18%
as compared to the same period of last fiscal year.

MARINE

No order was received in the first quarter of fiscal year 2005. Negotiations are on-going  with MSC for the signature of two 1,300 cabins  cruise-ships  and with
Gas de France for an additional LNG carrier.

The sales figure at €166 million  reflected  the phasing of revenue  recognition during the period, including the delivery of a cruise-ship to MSC.

POWER CONVERSION

In the first quarter of fiscal year 2005, orders received stood at €140 million, with main orders located in Germany and in the US.
Sales amounted to €130 million,  11% higher than the  corresponding  period last year.

                                    - ends -

CONTACTS

Press enquiries: Gilles Tourvieille / S. Gagneraud
(Tel. +33 1 47 55 23 15)
internet.press@chq.alstom.com

Investor relations: Emmanuelle Châtelain
(Tel. +33 1 47 55 25 33) investor.relations@chq.alstom.com

M Communications:  L. Tingström
(Tel. + 44 789 906 6995)
tingstrom@mcomgroup.com
Internet: http://www.alstom.com

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                           Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION
APPENDIX 1

REPORTED FIGURES (Unaudited)

 ------------------------------------------------------------------------------
| TOTAL GROUP                          FY 2004                FY 2005          |
| ACTUAL FIGURES           ---------------------------------  -----------------|
| (IN € MILLION)             Q1      Q2      Q3      Q4        Q1     Q1/Q1    |                                                          |
|                          ---------------------------------  -----------------|
| Power Turbo-Systems       514      325     663     961       306     (40%)   |
| Power Environment         476      566    1 009    593       935      96%    |
| Power Service             814      554    1 011    644       930      14%    |
| APC                       101      122     84      127       140      39%    |
| Transport                 884      788    1 164   1 873     1 559     76%    |
| Marine                    105      235     17      24         8      (92%)   |
| Corporate and others       51       6      53      185       63       24%    |
|                          ---------------------------------  -----------------|
| OR NEW ALSTOM            2 945    2 596   4 001   4 407     3 941     34%    |
|                          ---------------------------------  -----------------|
| T&D                       821      757     653      0         0              |
| Industrial turbines       269      51       0       0         0              |
|                          ---------------------------------  -----------------|
| TOTAL ORDERS RECEIVED    4 035    3 404   4 654   4 407     3 941     (2%)   |
|                          ---------------------------------  -----------------|
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
| TOTAL GROUP                          FY 2004                FY 2005          |
| ACTUAL FIGURES           ---------------------------------  -----------------|
| (IN € MILLION)             Q1      Q2      Q3      Q4        Q1     Q1/Q1    |
|                          ---------------------------------  -----------------|
| Power Turbo-Systems       584      627     460     710       470     (20%)   |
| Power Environment         624      707     635     712       465     (25%)   |
| Power Service             705      656     769     617       754       7%    |
| APC                       117      104     130     148       130      11%    |
| Transport                1 060    1 237   1 151   1 414     1 264     19%    |
| Marine                    441      381     63      112       166     (62%)   |
| Corporate and others       43      17      54      127       63       47%    |
|                          ---------------------------------  -----------------|
| SALES NEW ALSTOM         3 574    3 729   3 262   3 840     3 312     (7%)   |
|                          ---------------------------------  -----------------|
| T&D                       630      711     732      0         0              |
| Industrial turbines       137      73       0       0         0              |
|                          ---------------------------------  -----------------|
| TOTAL SALES              4 341    4 513   3 994   3 840     3 312    (24%)   |
|                          ---------------------------------  -----------------|
 ------------------------------------------------------------------------------

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                           Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

APPENDIX 2
COMPARABLE FIGURES (Unaudited)

 ------------------------------------------------------------------------------
| TOTAL GROUP                          FY 2004                FY 2005          |
| COMPARABLE FIGURES       ---------------------------------  -----------------|
| (IN € MILLION)             Q1      Q2      Q3      Q4        Q1     Q1/Q1    |
|                          ---------------------------------  -----------------|
| Power Turbo-Systems       457      377     664     965       306     (33%)   |
| Power Environment         470      556     992     597       935      99%    |
| Power Service             743      594    1 013    652       930      25%    |
| APC                       101      122     84      126       140      39%    |
| Transport                 869      788    1 175   1 939     1 559     79%    |
| Marine                    105      235     17      24         8      (92%)   |
| Corporate and others       51       6      53      137       63       24%    |
|                          ---------------------------------  -----------------|
| OR NEW ALSTOM            2 796    2 678   3 998   4 439     3 941     41%    |
|                          ---------------------------------  -----------------|
| T&D                        0        0       0       0         0              |
| Industrial turbines        0        0       0       0         0              |
|                          ---------------------------------  -----------------|
| TOTAL ORDERS RECEIVED    2 796    2 678   3 998   4 439     3 941     41%    |
|                          ---------------------------------  -----------------|
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
| TOTAL GROUP                          FY 2004                FY 2005          |
| COMPARABLE FIGURES       ---------------------------------  -----------------|
| (IN € MILLION)             Q1      Q2      Q3      Q4        Q1     Q1/Q1    |
|                          ---------------------------------  -----------------|
| Power Turbo-Systems       580      629     464     712       470     (19%)   |
| Power Environment         611      688     631     715       465     (24%)   |
| Power Service             678      653     768     624       754      11%    |
| APC                       117      103     131     149       130      11%    |
| Transport                1 071    1 226   1 153   1 412     1 264     18%    |
| Marine                    441      381     63      112       166     (62%)   |
| Corporate and others       43      17      54      73        63       47%    |
|                          ---------------------------------  -----------------|
| SALES NEW ALSTOM         3 541    3 697   3 263   3 798     3 312     (6%)   |
|                          ---------------------------------  -----------------|
| T&D                        0        0       0       0         0              |
| Industrial turbines        0        0       0       0         0              |
|                          ---------------------------------  -----------------|
| TOTAL SALES              3 541    3 697   3 263   3 798     3 312     (6%)   |
|                          ---------------------------------  -----------------|
 ------------------------------------------------------------------------------

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                           Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

APPENDIX 3

GEOGRAPHIC BREAKDOWN

REPORTED FIGURES (Unaudited)

 --------------------------------------------------------------------------------------------
|                                    ORDERS                               SALES              |
|                      -----------------------------------   --------------------------------|
|                        FY 2004       FY 2004               FY 2004     FY 2004             |
|                      ------------  ------------            ---------  ----------           |
|  (IN € MILLION)          Q1            Q1        VAR          Q1         Q1        VAR     |
| Europe                  1 957         2 177      11%        2 037       1 737      -15%    |
| North America            648           609       -6%         721         521       -28%    |
| Latin America            147           182       24%         277         106       -62%    |
| Africa/Middle-East       707           145       -79%        303         376       24%     |
| Asia/Pacific             576           828       44%        1 003        572       -43%    |
|                      -----------------------------------   --------------------------------|
| TOTAL                   4 035         3 941      -2%        4 341       3 312      -24%    |
|                      -----------------------------------   --------------------------------|
 --------------------------------------------------------------------------------------------

 ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16 - Tel : 33 (0)1 47 55 25 87 -
                           Fax : 33 (0)1 47 55 24 38

                    CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The  foregoing  document  contains,  and  other  written  or  oral  reports  and communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements  within the meaning of Section 27A of the  Securities Act of 1933, as amended,  and Section 21E of the  Securities  Exchange Act of 1934,  as amended.
Examples of such forward-looking statements include, but are not limited to, (i)
projections or  expectations of sales,  income,  operating  margins,  dividends, provisions,  cash flow, debt or other financial items or ratios; (ii) statements of plans,  objectives or goals of the Group or its management;  (iii) statements of future product or economic  performance;  and (iv)  statements of assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans" and "will" and similar  expressions are intended to
identify  forward-looking   statements  but  are  not  the  exclusive  means  of
identifying such statements.  By their very nature,  forward-looking  statements involve  risks  and  uncertainties  that the  forecasts,  projections  and other forward-looking  statements  will not be achieved.  Such statements are based on
ALSTOM's current plans and expectations and are subject to a number of important factors that could cause  actual  results to differ  materially  from the plans, objectives and expectations expressed in such forward-looking statements.  These factors  include the factors listed below as well as those described in ALSTOM's
Annual Report on Form 20-F for ALSTOM's fiscal year ended March 31, 2004 at Item
3: "Key Information - Risk Factors":  (i) the inherent difficulty of forecasting
future  market  conditions,   level  of  infrastructure   spending,  GDP  growth
generally,  interest rates and exchange rates;  (ii) the effects of, and changes in, laws, regulations,  governmental policy, taxation or accounting standards or practices;  (iii) the effects of currency exchange rate movements on the pricing and competitiveness of ALSTOM'S products, and on the cost of raw materials; (iv)
the effects of competition in the product markets and geographic  areas in which
ALSTOM operates;  (v) ALSTOM's  ability to increase market share,  control costs and  enhance  cash  generation  while  maintaining  high  quality  products  and services;  (vi) the timely  development of new products and services;  (vii) the ability to obtain shareholder  approval for and implement ALSTOM's new financing package;  (viii) the ability to meet,  as  necessary,  the  financial  and other covenants  contained  in  ALSTOM's  financing  agreements;  (ix) the  ability to renegotiate  ALSTOM's Bonding  Facility in order to obtain bid,  performance and other  bonds in  amounts  that are  sufficient  to meet  the  needs of  ALSTOM's businesses;  (x) the timing of and ability to meet the cash generation and other initiatives of the action plan and the financing plans, including the ability to dispose of certain  real  estate and other  assets on  favourable  terms or in a timely  fashion;  (xi)  the  results  of  investigations  by the  United  States
Securities  and  Exchange  Commission  ("SEC")  and  the  Autorite  des  Marches
Financiers;  (xii) the  outcome of the  putative  class  action  lawsuits  filed against  ALSTOM and  certain  of  ALSTOM's  current  and  former  directors  and officers;  (xiii) the results of the European  Commission's review of the French
State's  involvement in ALSTOM's  financing  plans and other aspects of ALSTOM's
businesses;   (xiv)  the  availability  of  external  sources  of  financing  on commercially reasonable terms; (xv) the inherent technical complexity of many of
ALSTOM's products and technologies and ALSTOM's ability to resolve  effectively, on time, and at reasonable cost technical problems,  infrastructure  constraints or regulatory issues that inevitably arise, including in particular the problems encountered  with the  GT24/GT26  gas  turbines  and the UK trains;  (xvi) risks inherent  in large  contracts  and/or  significant  fixed price  contracts  that comprise  a  substantial  portion of  ALSTOM's  business;  (xvii)  the  inherent difficulty in estimating future charter or sale prices of any cruise ship in any appraisal of ALSTOM's exposure in respect of Renaissance  Cruises and ships that have been seized from  Festival;  (xviii) the inherent  difficulty in estimating
ALSTOM's  vendor  financing  risks and other credit risks,  which may notably be affected  by  customers'  payment  default;  (xix)  ALSTOM's  ability  to invest successfully  in, and compete at the leading  edge of,  technology  developments across all of ALSTOM's sectors; (xx) the availability of adequate cash flow from operations or other sources of liquidity to achieve  management's  objectives or goals, including ALSTOM's goal of reducing  indebtedness;  (xxi) whether certain of  ALSTOM's  markets,  particularly  the  Power  Sectors,  recover  from  their currently  depressed state; (xxii) the possible impact on customer confidence of
ALSTOM's  financial  difficulties,  and if so, ALSTOM's  ability to re-establish this confidence;  (xxiii) the effects of acquisitions  and disposals  generally;
(xxiv) the unusual level of uncertainty at this time regarding the world economy in  general;  and (xxv)  ALSTOM's  success  in  adjusting  to and  managing  the foregoing risks.

We  caution  you that this list of  important  factors is not  exhaustive;  when relying on forward-looking  statements to make decisions with respect to ALSTOM, you should carefully consider the foregoing factors and other  uncertainties and events,  as well as other factors described in other documents ALSTOM files with or submits to, from time to time, the SEC,  including reports submitted on Forms
20-F and 6-K. Such forward-looking statements speak only as of the date on which they are made,  and ALSTOM  undertakes  no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                                                   7th July 2004

                    GREEN LIGHT FROM THE EUROPEAN COMMISSION

ALSTOM has taken note of today's decision by the European  Commission to confirm the  agreement in principle  reached on 26 May 2004 between the French State and the Commission  which  approved,  under certain  conditions,  the French State's participation  in the  ALSTOM  financing  package.  The French  State  therefore
becomes  a  shareholder   (approximately  18.5%)  in  the  Company  through  the
conversion into equity of a 20-year loan granted last summer (TSDDRA).

This  confirmation  is,  after  the  agreement  of our  banks  on new  financial covenants  announced  on  23rd  June  2004,  the  second  important  step in the implementation of the financing plan. The third one is the shareholders  meeting to be held on 9 July.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tél. +33 1 47 55 25 87)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tél. +33 1 47 55 25 33)
                      Investor.relations@chq.alstom.com